ANNUAL MEETING OF SHAREHOLDERS
Vancouver, British Columbia
February 26, 2009
OFFICIAL VOTING RESULTS
The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the “Bank”) held on February 26, 2009. The votes were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at cibc.com/ca/investor-relations/annual-reports.html.
The Board of Directors and management recommended that shareholders vote FOR the appointment of Ernst & Young LLP as Auditors of the Bank and FOR the election as director of each of the 16 nominees listed in the Management Proxy Circular.
1.   Appointment of Auditors
Ernst & Young LLP was appointed as the auditors of the Bank.

Votes For		Votes Withheld
195,264,222	99.74%	500,697	0.26%
2.   Election of Directors:

Votes For		Votes Withheld
195,099,615	99.72%	554,038	0.28%
Each of the 16 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.
Individual Director results are set out below.

Nominee	Votes For		Votes Withheld
Brent S. Belzberg	191,407,151	97.83%	4,246,502	2.17%
Jalynn H. Bennett	192,280,147	98.28%	3,373,506	1.72%
Gary F. Colter	192,670,382	98.48%	2,983,271	1.52%
Luc Desjardins	194,813,217	99.57%	840,436	0.43%
William L. Duke	191,200,102	97.72%	4,453,551	2.28%
Gordon D. Giffin	189,954,333	97.09%	5,699,320	2.91%
Linda S. Hasenfratz	190,806,358	97.52%	4,847,295	2.48%
Nicholas D. Le Pan	194,709,794	99.52%	943,859	0.48%
John P. Manley	190,979,696	97.61%	4,673,957	2.39%
Gerald T. McCaughey	192,493,900	98.39%	3,159,753	1.61%
Jane L. Peverett	195,099,615	99.72%	554,083	0.28%
Leslie Rahl	192,070,567	98.17%	3,583,086	1.83%
Charles Sirois	190,077,296	97.15%	5,576,357	2.85%
Stephen G. Snyder	192,637,432	98.46%	3,016,221	1.54%
Robert J. Steacy	194,284,454	99.30%	1,369,199	0.70%
Ronald W. Tysoe	187,611,476	95.89%	8,042,177	4.11%
The Board of Directors and management recommended that shareholders vote AGAINST each of the following shareholder proposals:
3.   Proposal No. 1
The proposal that the Board of Directors adopt a governance rule stipulating that the executive compensation policy be subject to an advisory shareholder vote received over 50% support.

Votes For		Votes Against
103,886,970	53.07%	91,869,695	46.93%

4.   Proposal No. 2
The proposal that since men and women currently represent such a significant and diverse pool of skills and experience from which to select a corporate director with the appropriate profile the Board of Directors adopt a policy stipulating that 50% of new nominees for the Board of Directors must be women until parity between men and women is attained was defeated.

Votes For		Votes Against
10,710,195	5.47%	185,023,030	94.53%
5.   Proposal No. 3
The proposal that the Board of Directors adopt a governance rule limiting to four (4) the number of boards on which any of its directors may sit was defeated.

Votes For		Votes Against
7,915,527	4.04%	187,841,971	95.96%
6.   Proposal No. 4
The proposal that the shareholders of Canadian Imperial Bank of Commerce urge the Board of Directors to adopt a policy that Canadian Imperial Bank of Commerce’s shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution to be proposed by Canadian Imperial Bank of Commerce’s management, to ratify the report of the Management Resources and Compensation Committee set forth in the proxy statement received over 50% support.

Votes For		Votes Against
101,632,684	51.92%	94,125,491	48.08%
7.   Proposal No. 5
The proposal that the shareholders recommend to the Board of Directors that it undertake a comprehensive review of executive compensation to ensure that incentives do not encourage extreme risks, and that bonuses are paid out only when long-term performance has been provento be sound and sustainable. This review should lead to new policies to place before shareholders for approval in one year’s time was defeated.

Votes For		Votes Against
8,972,436	4.58%	186,786,417	95.42%
8.   Proposal No. 6
The proposal that the shareholders recommend to the Board of Directors that a comprehensive review be undertaken with respect to short-selling was defeated.

Votes For		Votes Against
5,028,023	2.56%	191,171,086	97.44%
9.   Proposal No. 7
The proposal that the shareholders recommend to the Board of Directors that it review its policies on director recruitment, especially with regard to the number of current and former Chief Executive Officers of other corporations who are nominated was defeated.

Votes For		Votes Against
3,538,730	1.81%	191,744,044	98.19%